June 24, 2014

Susan Block
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	Ship Finance International Limited
Form 20-F: For the year ended December 31, 2013
Filed March 28, 2014
File No. 001-32199

Dear Ms. Block:

On behalf of Ship Finance International Limited, (the “Company”), we submit this response to your letter dated May 28, 2014, in which the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2013.  The Company's responses, together with the Staff's comments, are set forth below.

Risk Factors, page 2

Our vessels may call on ports located in countries that are subject to restrictions, page 7

1.
In your letter dated August 15, 2011, you told us that your vessels had made port calls to Iran and Sudan.  In addition, you state on page 7 that “[f]rom time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria…”  Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements, since the referenced letter.  Include information regarding any goods, services, or fees you have provided to Cuba, Sudan, and Syria, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

The Company currently employs its fleet of 22 oil tankers, 12 drybulk carriers, 18 container vessels, two car carriers, two jack-up drilling rigs, three ultra-deepwater drilling units,  six offshore supply vessels and two chemical tankers, as follows:

•
20 tanker vessels under time charter contracts to Frontline Ltd. (NYSE: FRO) or its affiliates (the "Frontline Charterers"), which in turn charter the Company’s vessels to third parties and two tanker vessels employed in the spot market;

•	Four drybulk carriers under time charters to United Freight Carriers (“UFC”) and the remaining eight drybulk carriers under time charters to unrelated third parties;

•	Eleven container vessels under bareboat charters to unrelated third parties and the remaining seven container vessels under time charters to unrelated third parties;

•	Two car carriers under time charters to an unrelated third party;

•
Three ultra-deepwater drilling units under bareboat charters to Seadrill Limited (NYSE: SDRL) or its affiliates, one jack-up drilling unit under bareboat charter to North Atlantic Drilling Ltd. (NYSE: NADL) or its affiliates and the remaining jack-up drilling unit under a bareboat charter to an unrelated third party;

•
Five offshore supply vessels under bareboat charters to Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc, a related party and 50% by BTG Pactual, and the remaining offshore supply vessel under bareboat charter to Deep Sea Supply Plc; and

•	two chemical tankers under bareboat charters to an unrelated third party.

Under the terms of these time charters, spot market trading and bareboat charters, and consistent with shipping industry practice, the charterer of each vessel or drilling unit pays the Company a daily charter rate and the charterer directs, in the case of a vessel, such vessel’s route, loading and discharge ports, the cargoes carried and in the case of a drilling unit, such unit's operation.

While the Company does not control the routes or ports of call made by any of its vessels or the location of its drilling unit's operation, all of the Company's time charter contracts for its drybulk carriers, car carriers and bareboat charters for its chemical tankers contain trading restrictions obligating the charterer to comply with any sanctions or regulations imposed by the United States and the United Nations.  In addition, the Company's time charter contracts for its container vessels contain trading restrictions obligating the charterer to comply with any sanctions or regulations imposed by the United States and/or the United Nations, including restrictions applicable to, among other countries, Cuba, Sudan and Syria.

The Company has been informed by its charterers that (i) one of its oil tankers made port calls to Sudan during the period between August 15, 2011 and December 31, 2011 (ii) three of its oil tankers made port calls to Sudan during the year ended December 31, 2011 and (iii) none of its oil tankers made port calls to Cuba or Syria during the year ended December 31, 2011.

Year ended
2011

Port calls to Sudan	7
Total port calls for all oil tankers	912

Percentage of total port calls	1%

(iv) none of its oil tankers made port calls to Cuba, Sudan and/or Syria during the years ended December 31, 2012, 2013 or three months ended March 31, 2014.

In relation to the Company's other vessels and drilling units, to the Company's knowledge, none of such vessels or drilling units have called on any ports or operated offshore, as applicable, in Cuba, Sudan, or Syria during the during the years ended December 31, 2011, 2012, 2013 or three months ended March 31, 2014.

The gross operating revenue derived by the Company attributable to the voyages to Sudan during the last three fiscal years and the subsequent interim period to March 31, 2014 was $0.6 million (2011), $nil (2012), $nil (2013) and $nil for the interim period to March 31, 2014, respectively, accounting for approximately 0.1% of the aggregate gross operating revenues earned by the Company in 2011. These gross operating revenue figures are determined by multiplying the daily time charter hire paid to the Company with respect to the relevant vessel, by the duration in days of the applicable voyage plus any profit share, as applicable.  The Company does not consider such amounts to be material, either quantitatively or qualitatively.

The Company has not had, and does not intend to have in the future, any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, Cuba, Sudan, or Syria, and has not provided and does not intend to provide any goods or services, to the governments of, or entities controlled by the governments of, such countries. However, the Company is unable to verify if its charterers have any agreements, or intend to enter any agreements, with these governments or entities controlled by these governments as this information is not available to it.

2.
Please tell us the approximate dollar amounts of any revenues, assets, and liabilities associated with each of Cuba, Sudan, and/or Syria for the last three fiscal years and the subsequent interim period

As mentioned above, neither the Company nor its subsidiaries have entered into or have any future plans to enter into any contracts, agreements or other arrangements with the governments of Cuba, Sudan, Syria or any entities controlled by the governments of these countries, including any entities organized in these countries, and as a result, the Company has not earned any revenues directly from these governments or entities controlled by these governments during the last three fiscal years or the subsequent interim period. In addition, the Company has not recorded any assets or liabilities directly from these governments or entities controlled by these governments in the same period.

The Company is engaged primarily in the ownership and chartering of vessels and offshore related assets, however, it does not control the routes or ports of call made by any of its vessels or the location of its drilling unit's operation. The charterer directs, in the case of a vessel, such vessel’s route, loading and discharge ports, the cargoes carried and in the case of a drilling unit, such unit's operation. The Company has no knowledge of the revenues, if any, earned by the charterer or what amounts, if any, the charterer paid to the Sudanese authorities in 2011 when three tanker vessels reportedly called at Sudanese ports.

Exhibits, page 89

3.
We note the numerous loan and revolving credit facilities listed on pages 56 and 57, but do not see these agreements listed in the exhibits.  Please confirm to us that you will file all material credit agreements as exhibits to your next Exchange Act report, or that you have already filed all material credit agreements as exhibits to Exchange Act reports.  In addition please confirm to us that you will file or incorporate by reference all material credit agreements as exhibits to your next Form 20-F.

The Company believes that it has filed all credit agreements it considers material as exhibits to its Exchange Act reports.  In response to the Staff’s comment, the Company intends to file or incorporate by reference all material credit agreements not entered into in the ordinary course of its business as exhibits to its next Form 20-F.  In this connection, however, the Company believes that many of its credit agreements are of the type that ordinarily accompany the business of owning and chartering out ships in which the Company is engaged, and therefore are subject to the limitation set forth in Form 20-F, 4(b) of the Instructions as to Exhibits.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

Susan Block Division of Corporate Finance Securities and Exchange Commission Harald Gurvin Chief Financial Officer Ship Finance Management AS	Very truly yours, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe